UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO/A

(Amendment No. 4)

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

CYTODYN INC.

(Name of Subject Company (Issuer))

CYTODYN INC.

(Name of Filing Persons (Issuer))

Warrants to Purchase Common Stock

(Title of Class of Securities)

23283M101

(CUSIP Number of Common Stock Underlying Warrants)

Nader Z. Pourhassan, Ph.D.

President and Chief Executive Officer

CytoDyn Inc.

1111 Main Street, Suite 660

Vancouver, Washington 98660

Phone: (360) 980-8524

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Michael J. Lerner, Esq.

Steven M. Skolnick, Esq.

Lowenstein Sandler LLP

1251 Avenue of the Americas

New York, New York 10020

Phone: (212) 262-6700

CALCULATION OF FILING FEE

Transaction Valuation *	Amount of Filing Fee
$30,143,167	$3,753.00

*	Estimated for purposes of calculating the amount of the filing fee only. An offer to amend and exercise warrants to purchase an aggregate of 51,090,113 shares of common stock (the “Offer to Amend and Exercise”). The transaction value is calculated pursuant to Rule 0-11 using $0.59 per share of common stock, which represents the average of the high and low sales price of the common stock on November 16, 2017.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,753.00	Filing Party: CytoDyn Inc.
Form or Registration No.: Schedule TO	Date Filed: November 24, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

EXPLANATORY NOTE

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on November 24, 2017, as amended on November 27, 2017, December 6, 2017 and December 7, 2017 (together with the exhibits thereto, this “Schedule TO”), relating to an offer by CytoDyn Inc. (“CytoDyn” or the “Company”) to amend and exercise certain outstanding warrants upon the terms and subject to the conditions set forth in the Offer to Amend and Exercise Warrants to Purchase Common Stock, dated November 24, 2017 (the “Offer to Amend and Exercise”), which together with the Election to Participate and Exercise Warrant and Notice of Withdrawal constitute the “Offering Materials.”

The information contained in the Offer to Amend and Exercise filed as Exhibit 99(a)(1)(B) to this Schedule TO is incorporated herein by reference in response to all of the items of this Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

The Offer to Amend and Exercise and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Amend and Exercise, are hereby amended and supplemented as follows:

1. Immediately following (a) the first sentence in the second paragraph on page (i) of the Offer to Amend and Exercise and (b) the first sentence under “Section 8. Procedure for participating in offer to amend and exercise and exercising amended warrants” on page 16 of the Offer to Amend and Exercise, the following sentence is added:

“We do not view the representations and warranties to be made by warrant holders tendering their warrants that they have ‘review[ed] the current business prospects, financial condition and operating history of the Company’, ‘had the opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the Offer to Amend and Exercise’, and ‘received all the information [they] consider[ed] necessary or appropriate for deciding whether to accept the Offer to Amend and Exercise’ as a waiver of any potential liability that we may have under federal securities laws, and we agree not to assert that these provisions constitute a waiver of any such liability if a claim is made against us.”

2. Each of (a) the first full paragraph under the heading “Conditions” on page 1 of the Offer to Amend and Exercise and (b) the first full paragraph under “Section 6. Conditions to the Offer to Amend and Exercise” on page 15 of the Offer to Amend and Exercise is hereby amended and restated in its entirety as follows:

(i)	As part of the Election to Participate and Exercise Warrant, the holders of the Original Warrants must complete an Accredited Investor Questionnaire. In addition, as part of the Election to Participate and Exercise Warrant, the holders of the Original Warrants are asked to make certain representations and warranties upon which the Company will rely in establishing that the transactions contemplated by the Offer to Amend and Exercise are exempt from the registration requirements of the Securities Act and applicable state securities laws. The holders of the Original Warrants previously made substantially the same representations and warranties to the Company, including representations that they were “accredited investors,” in connection with the transactions in which such holders acquired the Original Warrants.

If you wish to participate in the Offer to Amend and Exercise, but you are not able to make any of the representations set forth on page 2 of the Acknowledgements and Representations and Warranties, please reach out to us directly at our corporate address indicated in “Section 23. Information Requests” on page 25 to inform us which ones you are not able to make and why. Holders of the Original Warrants are not prohibited from tendering their Original Warrants, even if such holders are unable to make these representations and warranties and complete an Accredited Investor Questionnaire, including a representation that such holders are currently “accredited investors.”

If we receive a completed Accredited Investor Questionnaire from any holder that desires to participate indicating that such holder is no longer an “accredited investor,” then we will file and distribute to all holders of Original Warrants certain supplemental disclosures required by Regulation D under the Securities Act, which are not currently included in this Offer to Amend and Exercise. In that case, we would extend the Expiration Date of the Offer to Amend and Exercise, as required under the Exchange Act and the rules of the SEC thereunder.

In addition, if we determine, after reviewing the representations and warranties and Accredited Investor Questionnaires of all participating warrant holders, that a valid exemption is not available from the registration requirements of applicable federal and/or state securities laws, then we may determine that it is necessary to cancel the Offer to Amend and Exercise in its entirety, and not to consummate any of the contemplated transactions, in order to comply with the requirements of applicable securities laws. In that case, all exercise payments previously received would be promptly returned to participating warrant holders, along with all Original Warrants, unexercised and outstanding pursuant to their original terms.

Item 12.	EXHIBITS.

The following are attached as exhibits to this Schedule TO:

(a)	(1)(A)*	Letter to Holders of Original Warrants

	(1)(B)*	Offer to Amend and Exercise Warrants to Purchase Common Stock

	(1)(C)*	Form of Election to Participate and Exercise Warrant

	(1)(D)*	Form of Notice of Withdrawal

	(1)(E)	Letter to Holders of Original Warrants dated December 15, 2017

	(5)(A)*	Annual Report on Form 10-K, as amended, containing audited financial statements for the fiscal years ended May 31, 2017 and 2016 (as filed with the SEC on July 27, 2017 and incorporated herein by reference)

	(5)(B)*	Report on Form 10-Q for the quarter ended August 31, 2017 (as filed with the SEC on October 10, 2017 and incorporated herein by reference)

	(5)(C)*	Registration Statement on Form S-3, as amended (File No. 333-213866), which registers the resale of the shares of common stock underlying certain Original Warrants (as filed with the SEC on October 19, 2016 and declared effective on October 21, 2016 and incorporated herein by reference)

	(5)(D)*	Registration Statement on Form S-3, as amended (File No. 333-213349), which registers the issuance of shares of common stock underlying certain Original Warrants (as filed with the SEC on September 8, 2016 and declared effective on September 9, 2016 and incorporated herein by reference)

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 15, 2017	CytoDyn Inc.

	By:	/s/ Michael D. Mulholland
	Name:	Michael D. Mulholland
	Title:	Chief Financial Officer

[Signature Page to Schedule TO/A]